Exhibit 22.1

Subsidiary Issuer of Guaranteed Securities

Piedmont Operating Partnership, LP (“Piedmont OP”), a wholly-owned subsidiary of the registrant, Piedmont Office Realty Trust, Inc., is the issuer of (i) $300 million aggregate principal amount of 3.15% Senior Notes due 2030, (ii) $300 million aggregate principal amount of 2.75% Senior Notes due 2032, and (iii) $600 million aggregate principal amount of 9.250% Senior Notes due 2028 (collectively, the “Senior Notes”). The Senior Notes are fully and unconditionally guaranteed by the registrant, who consolidates Piedmont OP and all other subsidiaries.